Exhibit 99.1

AirMedia Increases Share Repurchase Program to US$40 million

Beijing, China – September 26, 2012 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that its board of directors has approved to increase the size of its previously announced share repurchase program to US$40 million from US$20 million and to extend the termination date of the share repurchase program to March 20, 2014 from March 20, 2013. The other terms of the share repurchase program will remain unchanged.

Under the expanded share repurchase program, AirMedia has been authorized, but not obligated, by its board of directors to repurchase a total of up to US$40 million worth of its own outstanding American Depositary Shares (“ADSs”) until March 20, 2014. As of September 23, 2012, AirMedia had repurchased an aggregate of 4,347,601 ADSs on the open market for a total consideration of US$13.1 million, and is now authorized to purchase up to US$26.9 million worth of additional ADSs under the expanded share repurchase program.

The expanded share repurchase program will allow the Company to make more sizable repurchases. The repurchases will be made on the open market at prevailing market prices pursuant to Rule 10b5-1, in negotiated transactions off the market, in block trades or otherwise from time to time. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing in accordance with applicable law. AirMedia expects to implement this share repurchase program in a manner consistent with market conditions and the interests of its shareholders. AirMedia’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. AirMedia plans to fund repurchases made under this program from its available cash balance.

“Our cash balance has been increasing since the year end of fiscal year 2010. Our decision to increase the size of our share repurchase program reflects our confidence in the business fundamentals and the long-term prospects of our company. The expanded share repurchase program also reiterates our commitment to maximizing shareholder value,” commented Herman Guo, chairman and chief executive officer of AirMedia.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 35 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operations; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn